

April 19, 2011

Via Facsimile ((213) 892-5454) and U.S. Mail

Hillel T. Cohn, Esq.
Morrison & Foerster LLP
555 West Fifth Street
Suite 3500
Los Angeles, CA 90013

> **Re:** **SonomaWest Holdings, Inc.**
> **Schedule 13E-3**
> **Schedule 14D-9**
> **File No. 005-34214**
> **Filed April 15, 2011**

Dear Mr. Cohn:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Identity and Background of Filing Person, page 1

1.   You may not disclaim disclosure you included in your document. Thus, please revise the last paragraph of this section.

Past Contacts, Transactions, Negotiations and Agreements, page 2

2.   Please revise to disclose the amount of compensation paid to Mr. Bugatto pursuant to the consulting agreement described on page 3.

The Solicitation or Recommendation

Reasons for the Recommendation by the Special Committee, page 12

3.   We note that the special committee considered the Duff & Phelps presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Duff & Phelps's analyses as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

4.   Please revise the first paragraph on page 13 to explain what about the company's "current and historical financial condition, results of operations, competitive position, business strategy, prospects and strategic objectives . . . and the current and expected conditions in the general economy and in the real estate industries. . . " supports the fairness determination.

Other Factors Not Considered, page 15

5.   Please revise your disclosure to explain why the special committee believes the net book value does not present a meaningful valuation of the company and its business.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions